Filed by Illumina, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.

Commission File No.: 333-250941

The following are the prepared remarks delivered on the Illumina, Inc. Q1 2021 Earnings Call on April 27, 2021 at 2pm PT by Francis deSouza, CEO; Sam Samad, CFO; and Juliet Cunningham, VP Investor Relations

Juliet Cunningham:

Good afternoon everyone, and welcome to our earnings call for the first quarter of 2021.

During the call today, we will review the financial results released after the close of the market, and offer commentary on our commercial activity, after which we will host a question and answer session. If you have not had a chance to review the earnings release, it can be found in the Investor Relations section of our website at illumina.com.

Participating for Illumina today will be Francis deSouza, President and Chief Executive Officer, and Sam Samad, Chief Financial Officer. Francis will provide an update on the state of Illumina’s business and Sam will review our financial results.

This call is being recorded and the audio portion will be archived in the Investor section of our website. It is our intent that all forward-looking statements regarding our financial results and commercial activity made during today’s call will be protected under the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are subject to risks and uncertainties. Actual events or results may differ materially from those projected or discussed. All forward-looking statements are based upon current available information, and Illumina assumes no obligation to update these statements.

To better understand the risks and uncertainties that could cause actual results to differ, we refer you to the documents that Illumina files with the Securities and Exchange Commission, including Illumina’s most recent forms 10-Q and 10-K. With that, I will now turn the call over to Francis.

Francis deSouza:

Thank you and good afternoon everyone.

As we shared in our preannouncement, Illumina had a very strong start to 2021 with the first billion-dollar quarter in Illumina’s history. We achieved first quarter revenue of $1.093 billion, growing 27% compared to the prior year and 15% from last quarter. Sequencing revenue was especially strong, up 29% compared to the prior year, driven primarily by accelerating growth in our core business, with both clinical and research customers exceeding pre-COVID activity levels. In addition, we’re seeing global investment in the creation of a genomic epidemiology infrastructure to combat COVID-19, as well as monitor for future pathogen outbreaks.

I’d like to share some additional first quarter highlights, by platform:

Beginning with our high-throughput platforms, NovaSeq drove a significant share of the exceptional performance, achieving its highest first quarter placements on record, which is remarkable as it enters its fifth year since launch. We continue to see the positive impact of our v1.5 reagents, enabling both new high-throughput customers, as well as continued conversions from our existing HiSeq customer base.

Our mid-throughput platforms drove additional growth with a 23% increase in consumables revenue compared to last year. We saw continued success for NextSeq 1000 and 2000, as well as strong performance from NextSeq 550. Notably, we saw an increase in customers upgrading from their existing Illumina benchtop sequencers to NextSeq 1000 and 2000. Clinical customers continue to drive new NextSeq 550 placements with NextSeqDx recording its highest shipment quarter to date. In China, where the instrument received NMPA approval in Q4, we’re seeing strong adoption in the hospital setting as we work with IVD development partners like Burning Rock, Biosan and Matridx to provide comprehensive clinical solutionsOBJ Additionally, working with our strategic partner R-Pharm, NextSeqDx received medical device registration in Russia in March, enabling the clinical use of next-generation sequencing for more patients across Russia.

Our low-throughput portfolio revenue had another strong quarter, growing 33% year-over-year with robust growth in both sequencing consumables and instrument shipments in Q1. MiSeq, MiniSeq and iSeq all generated year-over-year and sequential growth in consumables, as well as instrument placements. Our low-throughput platforms continue to be a compelling entry point for new to NGS customers, with an ever-increasing number of use cases. One interesting customer example is BlueNalu, a start-up using our technology in the development of cell-cultured seafood to support sustainability and oceanic diversity. Additionally, these instruments play a critical role in catalyzing localized COVID surveillance programs across the globe.

Turning to our Clinical and Research and Applied segments:

Total sequencing consumables revenue of $695 million was up 26% year-over-year, demonstrating strong demand for sequencing across both clinical and research segments. More than 44% of our sequencing consumable shipments in the first quarter of 2021 were to clinical customers. Clinical testing showed significant growth with consumables up 35% year-over-year. These results do not include COVID surveillance, which is reported in our Research and Academic segment.

Oncology testing exceeded our overall Clinical growth rate and is our largest and fastest growing Clinical segment. This growth was driven by our customers benefitting from expanded access to reimbursement for NGS-based testing, particularly in comprehensive genomic profiling or CGP for therapy selection and some of the first reimbursement for sequencing-based monitoring tests.

TruSight Oncology 500, our RUO comprehensive genomic profiling assay, continued its success this quarter adding over 20 new customers. In February, the Belgian Society of Medical Oncology announced that they will use TSO500 for a national pilot to evaluate the use of CGP for patients with advanced metastatic cancer.

As a leading distributable CGP assay, TSO 500 continues to offer a compelling choice for our pharmaceutical partners. We announced last week an exciting new partnership with Kartos Therapeutics to develop a TP53 companion diagnostic expanding the TruSight Oncology offering into blood cancers.

Beyond CGP, we’ve seen promising developments in the use of whole genome sequencing in cancer treatment this quarter. Most notably, a paper in the New England Journal of Medicine published by our partners at Washington University St. Louis, showed for AML and MDS patients studied, whole genome sequencing using Illumina technology produced more accurate results in less time and at a similar cost compared to standard techniques like FISH or karyotyping.

In Reproductive Health, the cascading effect of the ACOG guidance on increasing coverage of NIPT for all pregnancies drove the third consecutive quarter of both year-over-year and sequential growth. In the US, two large payors, Anthem and Blue Cross Blue Shield of Minnesota, expanded their coverage criteria to include twin pregnancies just last month. And in March we reported out on the results of our groundbreaking risk sharing, real-world study with Harvard Pilgrim, demonstrating the cost -effectiveness of offering NIPT to all pregnant women. These studies add to the building momentum for broader access to NIPT.

International support for NIPT coverage also continues to grow; fueling the continued rapid adoption of our CE IVD marked NIPT kit. For example, there was positive news from Italy and Sweden where new coverage requirements were approved during the first quarter of 202Moving to Genetic Disease testing, customers are choosing Illumina’s highly accurate and scalable sequencers our growth rate in this segment exceeded the company’s growth rate in Q1. We also continue to see new favorable coverage decisions being issued. This quarter two major health insurers in Germany announced they will cover the costs of whole genome and whole exome sequencing for rare disease for their over 10 million members, and Geisinger in the US expanded coverage to include epilepsy and cerebral palsy. Research continues to demonstrate a 40% to 68% diagnostic yield for children suspected of having a genetic disease when whole genome sequencing is used as a first-tier test. The increasing coverage of these tests will provide more patients with faster diagnoses and better care.

Turning to our Research and Academic segment, we saw strong growth in the quarter compared to the prior year period, as the majority of research and academic customers have returned to the lab.

The pandemic and emerging variants of concern have raised awareness within Governments around the world about the essential role that genomic, pathogen surveillance plays in the fight against infectious disease. We are seeing investment globally in the creation of a pathogen surveillance infrastructure to manage outbreaks and improve health outcomes, including sequencing capabilities to determine the spread of pathogens, the emergence of variant strains, and emerging drug or vaccine resistance. In the US, the American Rescue Plan Act includes $1.7 billion in funding for the CDC to improve sequencing capacity to identify mutation and circulation of viruses. In Europe, the EC announced a €123 million commitment to combat COVID variants. In India, the government launched the Indian SARS-CoV-2 Genomic Consortia with a plan to sequence 120,000 viral genomes over the next four months.

This investment in sequencing for national genomic surveillance activities drove approximately $55 million of incremental revenue in the first quarter, comprising of $35 million in instrument placements and $20 million in sequencing consumables.

As countries around the world battle the pandemic, we expect continued investment in genomic pathogen surveillance to expand national genomic epidemiology capabilities. While the initial focus of this infrastructure is COVID surveillance, there are durable, longer term needs including tracking future emerging natural pathogens, bioterrorism, anti-microbial drug resistance and hospital acquired infections, and determining how host genetics can impact the risk and severity of infectious disease. While the pandemic has certainly fueled demand for our sequencing, we also believe it has established a new baseline of awareness and infrastructure build-out that will support sustained activity.

As we work through the COVID-19 pandemic, we are also seeing an acceleration in several population genomics programs bringing us into national health systems around the world. In the U.S., All of Us ramped up sample volumes in Q1 to a level that we expect to continue throughout 2021. In Japan, Tohoku Medical Megabank Organization chose Illumina sequencing for a 40,000 sample multigenerational study to take place this year. In February we saw the first population genomics program in Africa, as Egypt announced the launch of the Egyptian Genome Project. This project is focused on establishing a map of the Egyptian human genome, with the goal of ushering the country into the world of precision medicine.

Large population health initiatives serve as one good example of our focus on improving the health of patients, communities, and our planet. Earlier this month, we published our second annual CSR report outlining our specific commitments to helping improve our world. This 2021 report is available on our website and notable highlights include:

Expanded transparency on U.S. diversity demographics, climate resilience planning, disclosure on trade group membership, and data assurance on energy and emissions. We look forward to continued investor feedback on the evolution of our environmental, social and governance programs.

Our commitment to the advancement of human health is an Illumina core tenet, which brings me to GRAIL. We are pleased with the process GRAIL is making and remain committed to pursue the completion of the GRAIL acquisition.

GRAIL recently presented affirmative data from it CCGA3 study at the American Association for Cancer Research (AACR) Annual Meeting. GRAIL is expecting to launch Galleri, the first-of-its-kind, multi-cancer early detection screening test, in Q2.

One of the many reasons we decided to acquire GRAIL was to accelerate patient access to breakthrough, multi-cancer early detection blood tests, which could save tens of thousands of lives.

We are committed to supporting all our customers and strongly believe our acquisition of GRAIL is procompetitive. We expect the acquisition to accelerate the early cancer detection market as a whole. We saw a similar dynamic play out in the non-invasive prenatal testing market where after Illumina’s entry the market grew and prices decreased making these important tests accessible to a much larger population of pregnant women.

And now, I’ll turn it over to Sam.

Sam Samad:

As Francis outlined, first quarter revenue grew by 27% year-over-year to $1.093 billion, driven by 29% growth in sequencing and 15% growth in microarrays. Record revenue across all regions contributed to the first billion-dollar quarter in the company’s history!

Total sequencing revenue reached a new high, with first quarter revenue of $979 million growing 16% sequentially and representing 90% of total revenue.

Sequencing consumables revenue grew 26% compared to the prior year period, driven by strong growth in clinical testing and demand for NovaSeq V1.5 flow cells. Most clinical and research customers are running above pre-COVID activity levels, as Francis highlighted. COVID-19 surveillance initiatives contributed approximately $20 million in sequencing consumables revenue during the first quarter. Sequencing consumables also benefited by approximately $20 million from the timing of customer purchases during the first quarter.

Sequencing instruments revenue grew 123% year-over-year with revenue of $176 million in the first quarter, reflecting strong performance across all instrument categories. The first quarter marked another consecutive quarter of record mid-throughput shipments driven by strong adoption of NextSeq 1000 and 2000. COVID surveillance initiatives resulted in approximately $35 million of incremental instrument revenue due to some customers building additional capacity for genomic epidemiology.

As expected, sequencing service and other revenue was down 16% year-over-year due to IVD partnership revenue recognized in the prior year period. Sequencing service and other was roughly flat sequentially.

Moving to regional results, the Americas delivered revenue of $562 million, with 18% growth compared to the prior year period. Revenue growth in the region was driven by strength in sequencing product revenue from clinical customers in Oncology, Reproductive Health and Genetic Disease testing; and contributions from genomic epidemiology initiatives related to COVID surveillance. These items were partially offset by lower IVD partnership revenue, as expected.

EMEA delivered revenue of $305 million representing 38% growth year-over-year. EMEA’s performance was driven by strong sequencing demand for clinical testing applications that resulted in higher-than-expected sequencing consumables revenue in the first quarter and instrument demand by research customers, including initiatives for COVID surveillance and genomic epidemiology.

Greater China revenue was $127 million, representing growth of 51% year-over-year and 32% sequentially, due to continued strength in sequencing revenue driven by clinical expansion in the region and growing demand in hospitals, including the successful launch of NextSeq 550Dx.

Finally, APJ revenue of $99 million grew 29% both year-over-year and sequentially, driven by sequencing consumables revenue growth in clinical applications such as Oncology, Reproductive Health, and Genetic Disease testing, as well as end of fiscal year purchases.

Moving to gross margin and operating expenses, I will highlight non-GAAP results which include stock-based compensation. I encourage you to review the GAAP reconciliation of these non-GAAP measures which can be found in today’s release and the supplementary data available on our website.

Non-GAAP gross margin of 70.5% improved sequentially by 360 basis points due to increased fixed cost leverage on higher volumes and a one-time inventory write-down in the fourth quarter of 2020. On a year-over-year basis, Non-GAAP gross margin decreased 250 basis points due to IVD partnership revenue in the year ago quarter, higher freight costs attributable to the COVID-19 pandemic, and product mix, partially offset by fixed cost leverage on higher volumes.

Non-GAAP operating expenses of $420 million were up $81 million year-over-year in line with expectations, due to increased performance-based compensation expenses, headcount growth, and increased project spend during the quarter. Non-GAAP operating expenses were slightly down sequentially, driven by an additional week in Q4 2020, partially offset by higher variable compensation expenses in Q1.

Non-GAAP operating margin was 32.1%, up from 20.9% in the fourth quarter of 2020. The sequential improvement was better than expected due to higher revenues, gross margin, and resulting increased fixed cost absorption in the quarter.

Non-GAAP other expense of $3 million was $23 million lower sequentially, as expected. This was due to fourth quarter gains on short term investments that we sold as we repositioned our investment portfolio for the anticipated funding of the GRAIL acquisition. In addition, we had lower interest income in the first quarter.

The non-GAAP tax rate of 20.3% was up from last quarter due to tax expense on certain foreign subsidiary earnings that are no longer indefinitely reinvested, partly due to the capital requirements associated with funding the anticipated GRAIL acquisition.

For the first quarter of 2021, GAAP net income was $147 million, or $1.00 per diluted share, and non-GAAP net income was $278 million, or $1.89 per diluted share.

Moving to cash flow and balance sheet items:

•	Cash flow from operations was $282 million;

•	DSO of 43 days compared to 50 days last quarter driven by revenue linearity;

•	First quarter 2021 capital expenditures were $42 million and free cash flow was $240 million;

•	We did not repurchase any common stock in the first quarter.

We ended the year with approximately $4.6 billion in cash, cash equivalents and short-term investments. During the first quarter, we received approximately $1 billion in proceeds from bond issuances to fund the anticipated GRAIL acquisition.

Our weighted average diluted share count for the quarter was approximately 147 million.

Moving now to 2021 guidance:

We expect full year 2021 revenue to grow in the range of 25% to 28% or $4.05 billion to $4.15 billion. At the mid-point of our guidance, this represents an increase of approximately $858 million and a significant increase from our expectations earlier this year.

For the full year 2021, at the midpoint of our revenue guidance range, we now expect:

•	Sequencing revenue to grow approximately 29% year-over-year driven by strong orders and instrument placements;

•	This includes sequencing consumable growth of approximately 30% compared to 2020 driven by strong demand for NovaSeq v1.5 reagents and growth in clinical markets;

•

We expect sequencing system revenue to grow approximately 50% year-over-year driven by NovaSeq placements to new-to-high throughput customers and continued HiSeq conversions, in addition to mid-throughput demand across our NextSeq platforms;

•	NovaSeq pull through to be towards the high-end of our initial guidance range of $1.1 to $1.2 million;

•	Arrays to grow approximately 5% compared to 2020;

•

We expect full year non-GAAP gross margin to improve from 2020 levels reflecting increased leverage on higher volumes, partially offset by product mix and IVD partnership revenue in the first quarter of 2020;

•

We now expect 2021 non-GAAP operating margin to be approximately 26.5% reflecting our higher revenue expectations and our ongoing commitment to investment in research and development. We continue to maintain our focus on improving our core business operating margin leverage over time;

•

We expect non-GAAP other income to be about $60 million lower than 2020 due to the gains realized in the fourth quarter of 2020, lower interest income on shorter duration investments in anticipation of the close of the GRAIL acquisition, and interest expense from our recent bond issuances;

•

We expect non-GAAP earnings per share in the range of $5.80 to 6.05, and GAAP earnings per share to be in the range of $4.72 to $4.97. And we expect diluted shares outstanding in 2021 to be approximately 148 million.

Moving to the second quarter of 2021:

•	We expect revenue to be up approximately 60% year-over-year due to the broader economic recovery and strength in our core business;

•

We expect a year-over-year increase in non-GAAP gross margin due to the higher volumes and resulting leverage; non-GAAP gross margins are expected to be down modestly on a sequential basis due to mix and additional investments to support the higher-than-expected volume growth;

•

Non-GAAP operating expenses to increase significantly on a year-over-year and sequential basis due to investments supporting the growth of the business and research and development, as well as compensation related expenses;

•	Non-GAAP other expense to be modestly unfavorable on a sequential basis compared to the first quarter;

•	Non-GAAP tax rate to be slightly lower on a year-over-year basis;

•	As a result, we expect non-GAAP earnings per share in the range of $1.30 to $1.35 for the quarter and GAAP earnings per share in the range of $1.21 to $1.26.

I’ll hand the call back over to Francis for his final remarks.

Francis deSouza:

Thank you, Sam.

Illumina is off to a very strong start to 2021 and it’s clear that momentum is building across our customers globally. We witnessed the diversity and strength of our growing community in our first, annual customer conference over the last couple of days. About 8,500 people registered to hear from the world’s leading genomic and healthcare pioneers, including Jennifer Doudna, Francis Collins, Bill Gates, Frances Arnold and Dame Sue Hill. The topics included the critical role of genomics in fighting the pandemic, making genomics a foundational element of a national standard of care, integrating multi-omic readouts, and harnessing the power of AI and machine learning in oncology, among others.

From battling cancer to genetic disease diagnosis to fighting the pandemic – the transformative impact that genomics will have on human health is accelerating. And we at Illumina are proud of the key role that our customers, partners and employees are playing in making it happen.

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity. Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.